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                                August 30, 2023

       Dave Chan Ming
       Chief Executive Officer
       SU Group Holdings Ltd
       Unit 01     03, 3/F, Billion Trade Centre
       31 Hung To Road, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: SU Group Holdings
Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted August
14, 2023
                                                            CIK No. 0001969863

       Dear Dave Chan Ming:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Cover Page

   1.                                                   We reissue comment 3.
Please amend your disclosure here and in the summary risk
                                                        factors and risk
factors sections to state that, to the extent cash or assets in the business is in Hong Kong or a Hong
Kong entity, the funds or assets may not be available to fund operations or for other
use outside of Hong Kong due to interventions in or the imposition of restrictions and
limitations on the ability of you or your subsidiaries by the PRC government to transfer
cash or assets.
 Dave Chan Ming
FirstName LastNameDave
SU Group Holdings  Ltd Chan Ming
Comapany
August 30, NameSU
           2023    Group Holdings Ltd
August
Page 2 30, 2023 Page 2
FirstName LastName
2. We reissue comment 4 in part. Where you discuss your cash management policies on your cover page and in your prospectus summary, revise to clarify the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.).
Summary of Risks Affecting Our Company, page 3

3. We note your revised disclosure in response to comment 9 and reissue our comment in part. Revise to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
PRC Approvals, page 6

4. We note in your revised disclosure in response to comment 11 that you include a cross-
         reference to a discussion of the permissions and approvals that you are required to obtain from Hong Kong authorities to operate your business. Please further revise to specifically identify the permissions and approvals you are required to obtain from Hong Kong authorities to operate your business in your prospectus summary.
5. We reissue comment 12 in part. It is unclear whether you relied on an opinion of your
         PRC counsel with respect to your conclusion that you do not need permission and approval from the CAC. Please revise to specify that the conclusions regarding CAC approval is the opinion of PRC counsel, if accurate. If you did not rely on an opinion, state as much and explain why such an opinion was not obtained. In this regard, we note that the prospectus cover page appears to contain an opinion of PRC counsel on this issue.
         Please revise and reconcile the disclosures in the respective sections.
Risk Factors
Potential political, economic and social instability in Hong Kong..., page 31

6. We note the inclusion of references to "other countries or regions" with respect to disclosure which was previously focused on risks related to the PRC government. Please remove the mitigating language and discuss plainly and directly the risks driving potential political, economic and social instability in Hong Kong as detailed in the risk factor title.
         Additionally, please revise any other China-Based Companies risk factors with mitigating language in a similar fashion.
Note 2. Significant Accounting Policies
(t) Revenue Recognition
Security-Related Engineering Services, page F-40

7. We note the disaggregated revenues you disclosed in response to comment 29. Please tell us why you did not also disaggregate project and maintenance revenue into security
 Dave Chan Ming
SU Group Holdings Ltd
August 30, 2023
Page 3
      systems and products, security system installation services, and security systems maintenance services. Refer to the guidance in ASC 280-10-50-40.
General

8. Throughout your cover page, summary, and risk factors, you state that you are not required to obtain permission from the PRC or Hong Kong authorities for the trading of your ordinary shares on Nasdaq. Please revise to clarify whether the statement also applies to the offering of your ordinary shares to foreign investors.
9. We note the changes you made to your disclosure appearing on the prospectus cover page,
      Prospectus Summary and Risk Factor sections relating to legal and operational risks associated with PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on June 30, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures.
      The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
      We remind you that, pursuant to federal securities rules, the term
control    (including the
      terms    controlling,       controlled by,    and    under common control
with   ) as defined in
      Securities Act Rule 405 means    the possession, direct or indirect, of
the power to direct or
      cause the direction of the management and policies of a person, whether through the
      ownership of voting securities, by contract, or otherwise.    The Sample
Letters also
      sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC
government   s intent to
      strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the draft registration statement as of
      June 30, 2023.
       You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNameDave Chan Ming
                                                            Division of
Corporation Finance
Comapany NameSU Group Holdings Ltd
                                                            Office of Trade &
Services
August 30, 2023 Page 3
cc:       Richard Anslow, Esq.
FirstName LastName